The IntraComp Group Becomes the BluePhoenix US Solution Center

Brings Over 17 Years of Experience In Global Large Scale Platform Migration Projects

Cary, NC and Herzelia, Israel – 25 August 2003 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that effective September 1, 2003, IntraComp Group, Inc. (ICG) will become the BluePhoenix US Solution Center. This change, as part of a company-wide consolidation strategy, follows the completion of ICG's acquisition by BluePhoenix during the second quarter of 2003.

Based in South Bend, Indiana, ICG was formed in 1985 as a technology transfer company to perform Honeywell/Bull platform conversions. ICG distinguishes itself by providing highly reliable, large-scale, mission-critical conversion and migration projects. This unique ability to deliver desired and efficient results is based on ICG's proprietary conversion tools and extensive project management experience. Its model incorporates a remote “solution center” approach that provides a higher level of expertise to each project, while simultaneously reducing costs.

"The integration of ICG into BluePhoenix is part of our overall strategy to encourage all business units to share the business objectives of the parent company, without conflicting interests," said Arik Kilman, CEO of BluePhoenix. "It will help streamline operations, increase our visibility in the Enterprise IT Modernization market, and further expand the range of IT environments we support. The experienced ICG team will make an invaluable addition to our company as they have utilized and refined their conversion methodology over the past 18 years, providing a proven execution model that directly contributes to effective solutions and the elimination of runaway project costs."

Since its incorporation, ICG has performed numerous large-scale Bull migration projects and other conversions including DOS/VSE to MVS, COBOL to COBOL-II, and IDMS to DB2.  The company has provided technology solutions to customers spanning a wide variety of industries. Its customer list includes Shaw Industries, Ashland Chemical, The Associates, Bell Canada, IBM, the State of Illinois and Underwriters Laboratories.

"Using their phased approach and extensive migration experience, IntraComp performed the project in a safe and controlled manner", said Jim Berry, Shaw Industries' VP and CIO. "Since Shaw processes over 2 million online transactions daily, a seamless and error free migration was required.  With ICG, we have achieved our goals four months ahead of schedule and within budget, while still keeping the business running."

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) develops and markets cost-effective Enterprise IT Modernization solutions that enable clients to extend the ROI of their existing systems through integrated Understanding, Migration, Transformation and Development tools and services. The company has 11 offices throughout the world, five of them full-service delivery centers, including the US, UK, Denmark, Germany, Italy, the Netherlands, Israel, Cyprus and Romania. BluePhoenix Solutions' major shareholder is the Formula Group (NASDAQ:FORTY), an international Information Technology company principally engaged in providing software products, solutions and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact:
Tamar Belkin
 Blue Phoenix Solutions
 (919) 319-2270
 tbelkin@us.bphx.com